NHALE INC.

42 Mott Street

4th Floor

New York, NY 10013

May 23, 2022

Brian Fetterolf

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nhale Inc.
Amendment No. 8 to Registration Statement on Form 10-12G
File No. 000-56324
Filed May 4, 2022

Dear Mr. Fetterolf:

Set forth below are the responses of Nhale Inc., a Nevada corporation (“Nhale” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated May 20, 2022, with respect to (i) our Amendment No.7 Form 10-12(g) filed on May 4, 2022. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No. 7 to Registration Statement on Form 10-12G filed May 4, 2022

Introductory Comment, page v

1.        We note your response to comment 1, as well as your amended disclosure that you are "not currently subject to the HFCAA ruling announced by the PCAOB on December 16, 2021 . . . " (emphasis added). Please revise this statement to disclose that your auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, if true (emphasis added). Please remove your reference to an HFCAA "ruling" as we are unaware of such a ruling. Please make conforming changes to the same sentence on page 7 of the registration statement.

Response:

The following language was revised and inserted in the Introductory Comment, page v and page 7:

We are not currently subject to the determination announced by the PCAOB on December 16, 2021 since our auditor is located in the United States.

2.       We note your response to comment 3, as well as your amended disclosure. Additionally:

•	Please update the risk factor cross-reference on page vi that refers to the deleted risk factor entitled "Our Business is Subject to Numerous Legal and Regulatory Risks that Could Have an Adverse Impact on Our Contemplated Business."

•	Please update the risk factor cross-reference on page vi that refers to the revised risk factor previously entitled "Risks Related to the Regulatory Environment."

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Response: change cross reference to make more sense

The following language was revised and inserted in the Introductory Comment, page vi:

“Greater Chinese Regulatory Oversight May Impact our Contemplated Business” was inserted, replacing Our Business is Subject to Numerous Legal and Regulatory Risks that Could Have an Adverse Impact on Our Contemplated Business."

“Risks Related to Access to Information and Regulatory Oversight” was inserted, replacing "Risks Related to the Regulatory Environment."

Risks Related to the Company's Organizational Structure, page 5

3.        We note your response to comment 2, as well as your amended disclosure. In addition:

•	Please remove the reference to "China Changjiang Mining & New Energy Co.," as we understand that you are currently organized under the entity Nhale Inc. incorporated in state of nevada, as you disclose on page ii.

•	We note your disclosure that "NHLE does not currently use a VIE structure, but that if you do implement one, there would be substantial legal uncertainties surrounding the related contractual arrangements," as well as your disclosure regarding "your inability to assert contractual control over the assets of our PRC subsidiaries or the VIEs that conduct all or substantially all of your operations" (emphasis added). Please revise such references to "you" and "your" to instead refer to "we" and "our", if true, and make conforming changes throughout the registration statement. Alternatively, please remove this language on page 6 as it appears duplicative of similar disclosure included elsewhere.

•	Please revise the reference to "our PRC subsidiaries or the VIEs that conduct . . . " to instead refer to your contemplated PRC subsidiaries or contemplated VIEs that would conduct your operations, if true (emphasis added).

Response:

The language was revised to reflect the above changes on page 5 and throughout the disclosure statement

General

4.        We note that your CEO and director Dr. Yang Chong Yi is located in China according to your disclosure on page 16. Please include a separate “Enforceability” section, consistent with Item 101(g) of Regulation S-K, and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals (i.e., it will be much more difficult to take these actions).

The following language was revised and added to Risk Factors:

Enforcement of Civil Liabilities

We are organized under the laws of the state of Nevada. As of the date of this disclosure, the director and officer of is located outside the United States. Therefore, any judgment obtained in the United States against our officer and director, including judgments with respect to the payment of principal, premium (if any) and interest on the notes, may not be collectible in the United States. In addition, it may not be possible for investors to effect service of process within the United States upon our officer and director, or to enforce against, judgments obtained in U.S. courts predicated upon the civil liability provisions of federal or state securities laws. The laws of this jurisdiction with respect to the collectability and enforcement of judgments obtained in U.S. courts are different and may adversely affect the investor’s right of recovery.

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As for PRC law, there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our officer and director predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our officer and director predicated upon the securities laws of the United States or any state in the United States.

Furthermore, PRC Civil Procedures Law governs the recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions.

The PRC does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our officer and director if they determine that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign stockholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Nhale, Inc.

	By:	/s/ Yang Chong Yi
Yang Chong Yi
Chief Executive Officer

cc:	Wayne Chin

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